Exhibit 99.1

BiondVax and NIH sign Clinical Trial Agreement for a Phase 2 trial in the U.S. with BiondVax’s Universal Flu Vaccine

Ness Ziona, Israel – November 20, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today announced the signing of the clinical trial agreement (CTA) for a Phase 2 clinical trial with the National Institute of Allergy and Infectious Diseases (NIAID) of the U.S. National Institutes of Health (NIH).

The study is titled “A Phase II, Double-Blind, Multicenter, Randomized, Placebo-Controlled Trial to Assess the Safety, Reactogenicity, and Immunogenicity of Two Doses of Multimeric-001 (M-001) Followed by Seasonal Trivalent Influenza Vaccine.” It is designed to evaluate the cell mediated immunity directly induced by BiondVax’s universal flu vaccine candidate M-001, as well as M-001’s priming effect to enhance the immunogenicity of current seasonal influenza vaccines.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “We are honored to work with the American NIH in their effort to improve protection from the flu, one of the world’s most common infectious diseases. We hope that this important strategic collaboration will lead to additional partnerships with other leading institutions.”

BiondVax’s Chief Science Officer Dr. Tamar Ben-Yedidia explained, “Along with our successful European Union Phase 2b clinical trial results, this current study will further explore the science behind M-001, our innovative universal flu vaccine candidate. As part of the protocol team, it has been an exciting experience working alongside the field’s leading experts from the NIAID. We are looking forward to the day M-001 will be approved as a key component of influenza prevention.”

The NIAID-funded trial will include 120 young adults (aged 18 to 45 years) randomly assigned to one of two groups receiving either placebo or M-001. Later, all participants will receive a currently marketed unadjuvanted trivalent seasonal influenza vaccine. Four trial sites from the NIAID-supported Vaccine and Treatment Evaluation Units contracts are participating, namely Baylor College of Medicine in Texas, Cincinnati Children’s Hospital Medical Center in Ohio, and the University of Iowa, with laboratory support provided by St. Louis University in Missouri1. The NIAID is submitting the Investigational New Drug (IND) to the U.S. Food and Drug Administration (FDA), and participant recruitment is anticipated to begin after the end of the 2017/18 flu season.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine candidate is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

1 Contract numbers HHSN272201300015I, HHSN272201300016I, HHSN272201300020I, and HHSN272201300021I, respectively.

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